

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

February 12, 2010

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

> **Re: Case Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-27757**

Dear Mr. Schaffer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A. Controls and Procedures, page 35

1. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the disclosure controls and procedures. Reference is made to Item 307 of Regulation S-K.

2. We note management assessed the effectiveness of internal control over financial reporting and indentified several material weaknesses. Please revise to disclose management's conclusion regarding the effectiveness of internal control over financial reporting. Reference is made to Item 308T of Regulation S-K.

3. Please revise to provide a statement identifying the framework you used in evaluating the effectiveness of your internal control over financial reporting. Refer to 308(T)(a)(2) of Regulation S-K.

4. Please revise to disclose any changes in internal control over financial reporting during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) in accordance with Item 308(T)(b) of Regulation S-K.

Exhibits 31.1 and 31.2

5. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that paragraph 4(b) as well as the language in the introductory paragraph 4 regarding internal control over financial reporting are missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rule. To the extent you have no other revisions you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Otherwise, you should include the entire certification. Also note that it would be appropriate to comply with the above comments regarding disclosure controls and procedures and internal control over financial reporting in the abbreviated amendment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief